UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Synergetics USA, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on September 16, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (the “Parent”), to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on September 16, 2015, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings Relating to the Tender Offer” with the disclosure set forth below:

Following the announcement of the execution of the Merger Agreement, four putative stockholder class actions were filed challenging the proposed transaction. Three of these actions were filed in the Eleventh Judicial Circuit of the State of Missouri and name as defendants all members of Synergetics’ board of directors, the Company, the Parent and the Purchaser: Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778 (filed September 15, 2015 and amended September 23, 2015), Glorioso, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00803 (filed September 23, 2015) and Scarantino, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00810 (filed September 28, 2015). One of these actions was filed in the Court of Chancery of the State of Delaware and names as defendants all members of Synergetics’ board of directors, the Parent and the Purchaser: Nilsen, et al. v. Valeant Pharmaceuticals International, et al., C.A. No. 11552-VCL (filed September 28, 2015) (the “Nilsen Action”).

The complaints generally allege that the members of Synergetics’ board of directors breached their fiduciary duties to Synergetics’ stockholders by, among other things, conducting a flawed process in considering the transaction, agreeing to an inadequate Offer Price, providing incomplete and misleading information to stockholders, and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The complaints also allege that the Parent and the Purchaser aided and abetted these alleged breaches of fiduciary duty.

All of the complaints except the Nilsen Action seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Nilsen Action seeks, among other things: (i) declaration as a class action; (ii) an order awarding damages to members of the class; and (iii) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2015	SYNERGETICS USA, INC.

	By:	/s/ David M. Hable
David M. Hable
President and Chief Executive Officer